Exhibit 23.3








To:    Mr. Hal Rodriguez, Jr.                                     April 14, 2005
       Greenhill & Company
       300 Park Avenue
       23rd Floor
       New York, NY 10022

Fr:    Gene Yhim
       Thomson Financial
       Global Sales, Marketing, & Services
       1455 Research Blvd
       Rockville, MD 20850

RE: Permission for Greenhill & Company, Inc. for both use and sourcing of Thomson Financial data.




To whom it concerns:

Per the Thomson Financial Investment Banking Capital Markets Agreement, Greenhill & Company, Inc. is both authorized and licensed to use Thomson Financial data.

We hereby consent to the use of the information compiled and classified by us in the Registration Statement on Form S-1 relating to the offering of shares of Common Stock by Greenhill & Company, Inc. and to references to our name in the Registration Statement, including under the caption "Experts."






/s/ Gene Yhim
Thomson Financial
Global Sales, Marketing, & Services